U.S. SECURITIES AND EXCHANGE COMMISSION
                              Washington, D.C. 20549

                                    FORM 12b-25

                           NOTIFICATION OF LATE FILING

                     Commission File Number    0-23226

                                           --------------
(Check One):
[  ] Form 10-K and Form 10-KSB    [  ] Form 11-K
[  ] Form 20-F   [X] Form 10-Q and Form 10-QSB   [  ] Form N-SAR

        For Period Ended:    September 29, 1996
                         -------------------------------------------------

[  ]  Transition Report on Form 10-K and Form 10-KSB
[  ]  Transition Report on Form 20-F
[  ]  Transition Report on Form 11-K
[  ]  Transition Report on Form 10-Q and Form 10-QSB
[  ]  Transition Report on Form N-SAR

        For the Transition Period Ended:
                                        ----------------------------------
Read Attached Instruction Sheet Before Preparing Form.  Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:
                                                   ----------------------------

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                                       PART I
                               REGISTRANT INFORMATION
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Full Name of Registrant             Grill Concepts, Inc.
                       --------------------------------------------------------

Former Name if Applicable
                         ------------------------------------------------------

Address of Principal Executive
Offices (Street and Number)   11661 San Vicente Blvd., Suite 404
                           ----------------------------------------------------

City, State and Zip Code   Los Angeles, California 90049
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                                      PART II
                               RULE 12b-25(b) AND (c)
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If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25 (b), the following should be completed. (Check appropriate box)

/X/  (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
/X/ (b) The subject annual report, semi-annual report, transition report on Form 10-K, 10-KSB, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, 10-QSB, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
/ / (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

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                                      PART III
                                     NARRATIVE
===============================================================================
State below in reasonable detail the reasons why Forms 10-K, 10-KSB, 11-K. 20-F, 10-Q, 10-QSB, N-SAR, or the transition report or portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

   The registrant was involved in ongoing discussions with respect to a major acquisition during and following the end of the quarter as well as undertaking expansion and capital raising efforts. Because of the complexity and time involved in such efforts and accounting costs incurred in connection with the proposed acquisition, completion of the preparation of Form 10-QSB for the quarter ended September 29, 1996 by the prescribed due date is not practical.

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                                       PART IV
                                 OTHER INFORMATION
===============================================================================

(1) Name and telephone number of person to contact in regard to this notification

                Ben Sumner                      (310)            820-5559
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                (Name)                        (Area Code)   (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
                                                            [X] Yes  [  ] No

     -------------------------------------------------------------

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                            [X] Yes  [  ] No
     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

          See attached

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                                  Grill Concepts, Inc.
                     -------------------------------------------
                     (Name of Registrant as specified in charter)

     Has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date   November 13, 1996           By /s/ Ben Sumner, Chief Financial Officer
    -------------------------------   ---------------------------------------
                                      Ben Sumner, Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                       ATTENTION

   Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).

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
                              GENERAL INSTRUCTIONS

1. This form is required by Rule 12b-25 of the General Rules and Regulations under the Securities Exchange Act of 1934.
2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the Form will be made a matter of the public record in the Commission files.
3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.
4. Amendments to the notification must also be filed on Form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

                              ATTACHMENT TO FORM 12b-25
                  RE: FORM 10-QSB FOR PERIOD ENDED SEPTEMBER 29, 1996

                                GRILL CONCEPTS, INC.


Part IV - Other Information

(3) The registrant was involved in ongoing discussions and efforts with respect to a proposed acquisition of substantial assets of an operating company. The registrant notified the proposed seller that it would not proceed with the purchase on the terms initially discussed. While the registrant continues to be engaged in discussions relative to the proposed acquisition, management determined that, due to the registrant's determination not to proceed with the acquisition on the original terms, the expenses incurred in connection with the proposed acquisition should be written off during the quarter ended September 30, 1996. As a result of such determination, the registrant expects to report a one-time charge to earnings of approximately $230,000 and an overall loss for the quarter.